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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13E-3/A (Amendment No. 4) RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Youku Tudou Inc. (Name of the Issuer)

Youku Tudou Inc. Alibaba Investment Limited Ali YK Investment Holding Limited Ali YK Subsidiary Holding Limited YF Venus Ltd. (Names of Persons Filing Statement)
Class A Ordinary Shares, par value $0.00001 per share American Depositary Shares, each representing 18 Class A Ordinary Shares (Title of Class of Securities)
98742U100 (CUSIP Number)

Victor Wing Cheung Koo Youku Tudou Inc. 7/F, Tower B, World Trade Center No. 36 North Third Ring Road Dongcheng District Beijing 100029 The People's Republic of China +86-10-5890-6803	Timothy A. Steinert, Esq.
Ali YK Investment Holding Limited
Alibaba Investment Limited
Ali YK Subsidiary Holding Limited
Yankee Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong
+852-2215-5100	Xin Huang YF Venus Ltd. c/o Yunfeng Investment Management (HK) Limited Suite 3206, One Exchange Square 8 Connaught Place, Central Hong Kong +852-2516-6363

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Z. Julie Gao, Esq. Michael V. Gisser, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower The Landmark, 15 Queen's Road Central Hong Kong +852-3740-4700	Kathryn King Sudol, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong +852-2514-7600

         This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

         Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

		Page
Item 15	Additional Information	1
Item 16	Exhibits	3

INTRODUCTION

        This Amendment No. 4 (this "Final Amendment") to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Youku Tudou Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of Class A ordinary shares, par value $0.00001 per share (each, a "Class A Ordinary Share"), including the Class A Ordinary Shares represented by the American depositary shares, each representing eighteen Class A Ordinary Shares ("ADSs"), and Class B ordinary shares, par value $0.00001 per share (each, a "Class B Ordinary Share" and, the Class B Ordinary Shares collectively with the Class A Ordinary Shares, the "Ordinary Shares" and each an "Ordinary Share"), (b) Ali YK Investment Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"), (c) Yankee Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent ("Holdco"), (d) Ali YK Subsidiary Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent ("Merger Sub"), (e) Alibaba Investment Limited, a business company incorporated under the laws of the British Virgin Islands and a controlling shareholder of Parent ("AIL"), and (f) YF Venus Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a minority shareholder of Parent ("Yunfeng Capital"). Parent, Holdco Merger Sub, AIL and Yunfeng Capital are each referred to herein as a "member of the Buyer Group" and collectively as the "Buyer Group." This Amendment amends and restates in its entirety information set forth in the Transaction Statement.

        This Transaction Statement relates to the agreement and plan of merger dated as of November 6, 2015 (the "merger agreement") by and among the Company, Parent, Merger Sub and, solely for the purposes stated therein, AIL, pursuant to which Merger Sub was merged with and into the Company with the Company continuing as the surviving company and an indirect wholly owned subsidiary of Parent (the "merger").

        This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

        All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15    Additional Information

        Item 15(a) is hereby amended and supplemented as follows:

        On March 14, 2016, at 10:00 am (Hong Kong time), an extraordinary general meeting of the shareholders of the Company was held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen's Road, Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Company authorized and approved the merger agreement, the plan of merger substantially in the form attached as Annex A to the merger agreement (the "plan of merger") and the transactions contemplated by the merger agreement, including the merger.

        On April 5, 2016, the Company filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of April 5, 2016, pursuant to which the merger became effective on April 5, 2016. As a result of the merger, the Company became indirectly wholly owned by Parent.

        At the effective time of the merger, each Class A Ordinary Share (including Class A Ordinary Shares represented by ADSs) and each Class B Ordinary Share, in each case, issued and outstanding immediately prior to the effective time of the merger, other than (a) Class A Ordinary Shares owned by Parent, (b) Ordinary Shares owned by the Company or its subsidiaries, if any, (c) Ordinary Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Islands Companies Law, if any, and (d) Ordinary Shares reserved (but not yet allocated) by the Company, as of the time immediately prior to the effective time of the merger (including Ordinary Shares held by Citibank, N.A., in its capacity as ADS depositary (the "ADS Depositary")) for issuance and allocation upon the exercise of any Company option or restricted share unit issued under the Company Incentive Plans (as defined below) (Ordinary Shares described under (a) through (d) above are collectively referred to herein as the "Excluded Shares"), was cancelled in exchange for the right to receive one eighteenth of the Per ADS Merger Consideration (as defined below) in cash without interest (the "Per Share Merger Consideration"), and each ADS issued and outstanding immediately prior to the effective time of the merger (other than any ADS that represents Excluded Shares) represents the right to surrender the ADS in exchange for $27.60 in cash per ADS without interest (the "Per ADS Merger Consideration") (less a cancellation fee of up to $5.00 per 100 ADSs (or any fraction thereof) pursuant to the terms of the deposit agreement, dated as of December 8, 2010, by and among the Company, the ADS Depositary and the holders and beneficial owners of ADSs issued thereunder), in each case, net of any applicable withholding taxes. The Company did not receive any notice of objection from any shareholder prior to the vote to approve the merger, which is required for exercising any dissenter rights under the Cayman Islands Companies Law. The Excluded Shares, including Excluded Shares represented by ADSs, were cancelled for no consideration as of the effective time of the merger.

        At the effective time of the merger, each outstanding vested and unexercised option to purchase Ordinary Shares granted under the Company's 2006 Stock Option Scheme (as amended), Youku Tudou Inc. Share Incentive Plan (formerly named as Youku Inc. 2010 Share Incentive Plan, as amended), and 2014 Share Incentive Plan (collectively, the "Company Share Incentive Plans") was cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a cash amount equal to the number of Ordinary Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which the Per Share Merger Consideration exceeds the exercise price per Ordinary Share of such vested option. At the effective time of the merger, each outstanding unvested option to purchase Ordinary Shares granted under the Company Share Incentive Plans was cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Ordinary Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which the Per Share Merger Consideration exceeds the exercise price per Ordinary Share of such unvested option. In the case that the Per Share Merger Consideration did not exceed the exercise price per Ordinary Share of any option, such option was cancelled for no consideration. At the effective time of the merger, each outstanding restricted share unit granted under the Company Share Incentive Plans was cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Ordinary Shares underlying such restricted share unit immediately prior to the effective time of the merger multiplied by the Per Share Merger Consideration.

        Any restricted cash awards are subject to the same vesting terms applicable to the unvested options or restricted share units from which they were converted without giving effect to the merger, and on the date, and to the extent, that any unvested option or restricted share unit would have become vested without giving effect to the merger, such corresponding portion of the restricted cash award shall be delivered to the holder of such restricted cash award, net of any applicable withholding taxes, as soon as practicable thereafter.

        As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange ("NYSE"), and the Company will cease to be a publicly traded Company. The Company has requested NYSE to file an application on Form 25 with the SEC to remove the ADSs from listing on NYSE and withdraw registration of the Ordinary Shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16    Exhibits

(a)	(1)**	Proxy Statement of the Company dated February 5, 2016 (the "proxy statement").
	(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
	(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.
	(4)	Form of Depositary's Notice, incorporated herein by reference to the proxy statement.
	(5)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(6)
Press Release issued by the Company, dated November 6, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on November 6, 2015.
	(7)	Press Release issued by the Company, dated February 5, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on February 5, 2016.
	(8)	Press Release issued by the Company, dated February 29, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on February 29, 2016.
	(9)	Press Release issued by the Company, dated March 14, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on March 14, 2016.
	(10)	Press Release issued by the Company, dated April 5, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on April 5, 2016.
(b)	Not applicable.
(c)	(1)	Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated November 6, 2015, incorporated herein by reference to Annex B of the proxy statement.
	(2)*	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the Special Committee of the board of directors of the Company, dated November 6, 2015.
(d)	(1)	Agreement and Plan of Merger, dated as of November 6, 2015, by and among the Company, AIL, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

	(2)	Support Agreement, dated as of October 16, 2015, by and among Alibaba Investment Limited, Victor Wing Cheung Koo, 1Verge Holdings Ltd., 1Look Holdings Ltd., The Koo 2012 Irrevocable Children's Trust, Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC, incorporated herein by reference to Annex E to the proxy statement.
(3)
Investment Agreement, dated as of April 28, 2014, by and among the Company, 1Look Holdings Ltd., Ali YK Investment Holding Limited and, solely for purposes of Sections 11.4, 11.5 and 11.6 thereof, Alibaba Group Holdings Limited, incorporated herein by reference to Exhibit 4.66 on Form 20-F filed by the Company to the Securities and Exchange Commission on April 28, 2015.
(4)
Investor Rights Agreement, dated as of April 28, 2014, by and among the Company, Ali YK Investment Holding Limited and, solely for purposes of Sections 7.1 and 7.2 and Article VIII thereof, Alibaba Group Holding Limited, incorporated herein by reference to Exhibit 4.67 on Form 20-F filed by the Company to the Securities and Exchange Commission on April 28, 2015.
(5)
Shareholders Agreement, dated as of April 28, 2014, by and among Ali YK Investment Holding Limited, 1Verge Holdings Ltd., 1Look Holdings Ltd., Victor Wing Cheung Koo, Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC, incorporated herein by reference to Exhibit D to Schedule 13D filed by Parent with the Securities and Exchange Commission on May 29, 2014.
(6)
Amended and Restated Share Purchase and Shareholders Agreement, dated as of May 21, 2014, by and among Ali YK Investment Holding Limited, Alibaba Investment Limited and YF Venus Ltd., incorporated herein by reference to Exhibit E to Schedule 13D filed by Parent with the Securities and Exchange Commission on May 29, 2014.
	(7)*	Agreement, dated as of November 6, 2015, by and among Ali YK Investment Holding Limited, Alibaba Investment Limited and YF Venus Ltd.
(f)	(1)	Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.
	(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
	(g)	Not applicable.

*
Previously filed on November 30, 2015.

**
Previously filed on February 5, 2016.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: April 5, 2016

Youku Tudou Inc.
By:	/s/ VICTOR WING CHEUNG KOO
	Name:	Victor Wing Cheung Koo
	Title:	Chief Executive Officer
Ali YK Investment Holding Limited
By:	/s/ TIMOTHY ALEXANDER STEINERT
	Name:	Timothy Alexander Steinert
	Title:	Authorized Signatory
Yankee Holding Limited
By:	/s/ TIMOTHY ALEXANDER STEINERT
	Name:	Timothy Alexander Steinert
	Title:	Authorized Signatory
Ali YK Subsidiary Holding Limited
By:	/s/ TIMOTHY ALEXANDER STEINERT
	Name:	Timothy Alexander Steinert
	Title:	Authorized Signatory
Alibaba Investment Limited
By:	/s/ TIMOTHY ALEXANDER STEINERT
	Name:	Timothy Alexander Steinert
	Title:	Authorized Signatory
YF Venus Ltd.
By:	/s/ HUANG XIN
	Name:	Huang Xin
	Title:	Director

EXHIBIT INDEX

Exhibit Number		Description
(a)-(1)	**	Proxy Statement of the Company dated February 5, 2016 (the "proxy statement").
(a)-(2)		Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)		Form of Proxy Card, incorporated herein by reference to the proxy statement.
(a)-(4)		Form of Depositary's Notice, incorporated herein by reference to the proxy statement.
(a)-(5)		Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(a)-(6)
Press Release issued by the Company, dated November 6, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on November 6, 2015.
(a)-(7)		Press Release issued by the Company, dated February 5, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on February 5, 2016.
(a)-(8)		Press Release issued by the Company, dated February 29, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on February 29, 2016.
(a)-(9)		Press Release issued by the Company, dated March 14, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on March 14, 2016.
(a)-(10)		Press Release issued by the Company, dated April 5, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on April 5, 2016.
(b)		Not applicable.
(c)-(1)		Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated November 6, 2015, incorporated herein by reference to Annex B of the proxy statement.
(c)-(2)	*	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the Special Committee of the board of directors of the Company, dated November 6, 2015.
(d)-(1)		Agreement and Plan of Merger, dated as of November 6, 2015, by and among the Company, AIL, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)
Support Agreement, dated as of October 16, 2015, by and among Alibaba Investment Limited, Victor Wing Cheung Koo, 1Verge Holdings Ltd., 1Look Holdings Ltd., The Koo 2012 Irrevocable Children's Trust, Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC, incorporated herein by reference to Annex E to the proxy statement.
(d)-(3)
Investment Agreement, dated as of April 28, 2014, by and among the Company, 1Look Holdings Ltd., Ali YK Investment Holding Limited and, solely for purposes of Sections 11.4, 11.5 and 11.6 thereof, Alibaba Group Holdings Limited, incorporated herein by reference to Exhibit 4.66 on Form 20-F filed by the Company to the Securities and Exchange Commission on April 28, 2015.

Exhibit Number		Description
(d)-(4)		Investor Rights Agreement, dated as of April 28, 2014, by and among the Company, Ali YK Investment Holding Limited and, solely for purposes of Sections 7.1 and 7.2 and Article VIII thereof, Alibaba Group Holding Limited, incorporated herein by reference to Exhibit 4.67 on Form 20-F filed by the Company to the Securities and Exchange Commission on April 28, 2015.
(d)-(5)
Shareholders Agreement, dated as of April 28, 2014, by and among Ali YK Investment Holding Limited, 1Verge Holdings Ltd., 1Look Holdings Ltd., Victor Wing Cheung Koo, Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC, incorporated herein by reference to Exhibit D to Schedule 13D filed by Parent with the Securities and Exchange Commission on May 29, 2014.
(d)-(6)
Amended and Restated Share Purchase and Shareholders Agreement, dated as of May 21, 2014, by and among Ali YK Investment Holding Limited, Alibaba Investment Limited and YF Venus Ltd., incorporated herein by reference to Exhibit E to Schedule 13D filed by Parent with the Securities and Exchange Commission on May 29, 2014.
(d)-(7)	*	Agreement, dated as of November 6, 2015, by and among Ali YK Investment Holding Limited, Alibaba Investment Limited and YF Venus Ltd.
(f)-(1)		Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.
(f)-(2)		Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)		Not applicable.

*
Previously filed on November 30, 2015.

**
Previously filed on February 5, 2016.